SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              XANTHUS FUND, L.L.C.
                                (Name of Issuer)

                              XANTHUS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                              Xanthus Fund, L.L.C.
                           One World Financial Center
                               200 Liberty Street
                                   31st Floor
                            New York, New York 10281
                                 (212) 667-4225

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  June 2, 2000
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $50,000,000(a)   Amount of Filing Fee: $10,000(b)
--------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  ________________________
     Form or Registration No.:  ________________________
     Filing Party:  __________________________________
     Date Filed:  ___________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

     As stated in the Fund's offering documents, the Fund is offering to buy limited liability company interests in the Fund ("Interests") from members at their estimated net asset value (that is, the estimated value of the Fund assets minus its liabilities, multiplied by the proportionate interest in the Fund a member desires to sell). The offer will remain open until 12:00 a.m., New York time, on June 30, 2000. Estimated net asset value of the Interests will be calculated for this purpose on June 30, 2000.

     To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2000, which we expect will be completed in February 2001. Members may tender their entire Interest, a portion of their Interest defined as a specific dollar


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value or portion of their Interest above the required Capital account balance.
If a member tenders its entire interest in the Fund, we will pay the member in cash and/or marketable securities (valued in accordance with the Fund's Limited Liability Company Agreement dated February 10, 1999) by July 10, 2000, 95% of our calculation of the estimated net asset value as of June 30, 2000, less any incentive allocation payable to the investment adviser on June 30, 2000 or, if the offer is extended, on the expiration date of the offer. The Fund will owe the member the balance, for which it will give the member a promissory note that will be held in the member's brokerage account with CIBC World Markets Corp. ("CIBC WM"). A member who tenders for repurchase only part of its Interest will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the member and credited to the Special Advisory Member Account of the Adviser on the Expiration Date (the "Incentive Allocation") or would be so debited if the Expiration Date were a day on which an incentive allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities by July 10th. The Fund reserves the right to purchase less than the amount tendered if the amount tendered by the member would cause the member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund or by borrowing, if the offer is extended (which the Fund does not intend to do).

     Following this summary is a formal notice of the Fund's offer to purchase the Interests. The offer remains open to members until midnight 12:00 a.m. New York time on June 30, 2000, the expected expiration date of the offer. Until this time, members have the right to change their minds and withdraw any tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after July 28, 2000, if their Interests have not yet been accepted for purchase by the Fund.

     If a member would like the Fund to purchase its Interest or a portion of its Interest, it should mail a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc. at P.O. Box 220, Claymont, Delaware 19703, attention Karl Garrett, or fax it to PFPC Inc. at (302) 791-3225 or (302) 791-2387, so that it is received before midnight, New York time, on June 30, 2000. If the member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before midnight, June 30, 2000). Of course, the value of the Interests will change between May 31st (the last time estimated net asset value was calculated) and June 30th, when the value of the investment will be determined for purposes of calculating the purchase price for Interests. Members desiring to obtain the estimated net asset value of their Interests, which the Fund calculates weekly, until the expiration date of the offer and daily for the last five business days of the offer, may contact PFPC Inc., at (888) 697-9661 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
Time).

     Please note that just as each member has the right to withdraw an Interest it has tendered, the Fund has the right to cancel, amend or postpone this offer at any time before midnight, New York time, on June 30, 2000.

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ITEM 2. ISSUER INFORMATION.

     (a) The name of the issuer is Xanthus Fund, L.L.C. (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at One World Financial Center, 200 Liberty Street, 31st Floor, New York, New York 10281 and the telephone number is (212) 667-4225.

     (b) The title of the securities that are the subject of the offer to purchase (the "Offer") is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by members to the Fund pursuant to the Offer.) As of the close of business on April 28, 2000, there was approximately $358,757,206 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $50,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on June 30, 2000, subject to any extension of the Offer.

     (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of February 10, 1999 (the "LLC Agreement").

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is Xanthus Fund, L.L.C. (the "Fund"). The Fund's principal executive office is located at One World Financial Center, 200 Liberty Street, 31st Floor, New York, New York 10281 and the telephone number is
(212) 667-4225. The Investment Adviser to the Fund is CIBC Oppenheimer Advisers, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281 and the telephone number is (212) 667-7000. The Fund's Managers are Jesse H. Ausubel, Charles F. Barber, Paul Belica, Thomas Brock and Howard M. Singer. Their address is c/o CIBC Oppenheimer Advisers, L.L.C., One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281.

ITEM 4. TERMS OF THIS TENDER OFFER.

     (a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $50,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on June 30, 2000 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the offer is extended is called the "Expiration Date."

     (ii) The purchase price of Interests tendered to the Fund for purchase will be their estimated net asset value as of the close of business on the Expiration Date.

     For members who tender their entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Expiration Date (which is expected to be 12:00 midnight, New York time, on Friday June 30, 2000) payable within ten days after the Expiration Date, (the "95% Payment"); and (b) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Fund as of the Expiration Date, determined based on the audited financial statements of the Fund for calendar year 2000, over (b) the 95% Payment. The Note will be delivered to the tendering member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten days after the Expiration Date and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Fund for calendar year 2000. It is anticipated that the audit of the Fund's financial statements for calendar year 2000 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining members of the Fund.

     Members who tender only a portion of their Interests (subject to maintenance of the required minimum capital account balance discussed in Item I above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Expiration Date, payable within ten days after the Expiration Date.

     A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with the Fund's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

     (iii) The scheduled expiration date of the Offer is 12:00 midnight, New York time, Friday, June 30, 2000.

     (iv) Not applicable.

     (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the day the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify members.

     (vi) Interests may be withdrawn at any time before 12:00 midnight, New York time, Friday, June 30, 2000 and, if Interests have not then been accepted for purchase by the Fund, at any time after July 28, 2000.

     (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Karl Garrett, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Karl Garrett, at the fax numbers set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

     Any member tendering an Interest pursuant to the Offer may withdraw its tender at any time on or before on the Expiration Date and, if Interests have not then been accepted for purchase by the Fund, at any time after July 28, 2000. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2 of the Offer to Purchase. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described above.

     (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering member of its election to purchase such Interest.

     (ix) If more than $50,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

     (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing members on July 1, 2000 and thereafter from time to time.

     (xi) Not applicable.

     (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from members pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

     In general, a member from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the member exceeds such member's then adjusted tax basis in such member's Interest. A member's basis in such member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such member for periods prior to the purchase of such Interest. Cash distributed to a member in excess of the adjusted tax basis of such member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A member whose entire interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the member's then adjusted tax basis in such member's Interest.

     (a) (2) Not applicable.

     (b) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Fund's Confidential Memorandum dated March 1999, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from members twice each year, in June and December. The Fund offered to purchase Interests pursuant to written tenders effective as of December 31, 1999. That was the first tender offer made by the Fund. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) The purpose of the Offer is to provide liquidity to members who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

     (b) Interests that are tendered to the Fund in connection with the Offer to Purchase will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of July 1, 2000 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

     (c) Neither the Fund nor the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on July 1, 2000 and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control

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of the Fund by any person. Because Interests are not traded in any market, Items
(6), (7) and (8) of Item 1006(c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $50,000,000 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b) below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

     (b) Neither the Fund nor the Board of Managers nor the Adviser has determined at this time to borrow funds to purchase Interests in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law, from its existing margin facility established with the Fund's prime broker, Morgan Stanley Dean Witter & Co. ("Morgan Stanley"). If the Fund funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be financed from additional funds contributed to the Fund by existing or new members, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Adviser is entitled under the terms of the LLC Agreement to receive, subject to certain limitations, an incentive allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

     (b) Other than the acceptance of subscriptions for Interests as of April 1, 2000 and May 1, 2000, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10. FINANCIAL STATEMENTS.

     (a) (1) Reference is hereby made to the audited financial statements of the Fund for the period May 4, 1999 (commencement of operations) through December 31, 1999, which are being furnished herewith and are incorporated herein by reference, which the Fund has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

         (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

         (3) Not Applicable.

         (4) The Fund does not have shares, and consequently does not have book value per share information.

     (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

         (a)  (1)  None.

              (2)  None.

              (3)  Not Applicable.

              (4)  None.

              (5)  None.

         (b)  None.

ITEM 12. EXHIBITS.

         A.  Cover Letter to Offer to Purchase and Letter of Transmittal.

         B.  Offer to Purchase (with financial statements enclosed).

         C.  Form of Letter of Transmittal.

         D.  Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Members in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        XANTHUS FUND, L.L.C.

                                           By:  Board of Managers

                                              By:/S/   HOWARD M. SINGER
                                                 -------------------------------
                                                       Name:  Howard M. Singer
                                                       Title:  Manager

May 31, 2000

                                  EXHIBIT INDEX

EXHIBIT

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase (with financial statements enclosed).

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters to be dated July 10, 2000 from the Fund to Members in connection with acceptance of offers of tender.

                                    EXHIBIT A

           Cover Letter to Offer to Purchase and Letter of Transmittal

                        [Xanthus Fund, L.L.C. Letterhead]

       IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                   AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
             THIS IS SIMPLY NOTIFICATION OF THE FUND'S TENDER OFFER.

June 2, 2000

Dear Xanthus Fund, L.L.C. Member:

     We are writing to inform you of important dates relating to a tender offer by Xanthus Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests in the Fund ("Interests") at this time, please disregard this notice and take no action.

     The tender offer period will begin on June 2, 2000 and end on June 30, 2000. The purpose of the tender offer is to provide liquidity to members who hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

     Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope no later than June 30, 2000. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

     All tenders of Interests must be received by the Fund's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by June 30, 2000.

     If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Account Executive or Karl Garrett at our Administrator,
(888) 697-9661.

Sincerely,

Xanthus Fund, L.L.C.

                                    EXHIBIT B

             Offer to Purchase (with financial statements enclosed)

                              XANTHUS FUND, L.L.C.
                           One World Financial Center
                         200 Liberty Street, 31st Floor
                            New York, New York 10281

                  OFFER TO PURCHASE $50,000,000 OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                               DATED JUNE 2, 2000

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
            12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, JUNE 30, 2000,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Xanthus Fund, L.L.C.:

     Xanthus Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $50,000,000 of interests in the Fund or portions thereof pursuant to tenders by members at a price equal to their estimated net asset value as of June 30, 2000, if the Offer expires on June 30, 2000. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the Interests in the Fund and portions thereof representing beneficial Interests in the Fund.) This Offer is being made to all members of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of February 10, 1999 (the "LLC Agreement").

     Members should realize that the value of the Interests tendered in this Offer likely will change between April 30th (the last time net asset value was calculated) and May 31st (the next time net asset value will be calculated) and June 30th, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Members should also note that they remain members in the Fund until the expiration date of the offer when the net asset value of their Interests is calculated. Any tendering members that wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     Members desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set forth below.

                                    IMPORTANT

     NONE OF THE FUND, NOR ITS INVESTMENT ADVISER OR ITS BOARD OF MANAGERS, MAKES ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF THEIR INTERESTS TO TENDER.

     BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent.

                                                PFPC Inc.

                                                P.O. Box 220
                                                Claymont, Delaware 19703
                                                Phone: (888) 697-9661
                                                Fax: (302) 791-3225
                                                     (302) 791-2387

                                TABLE OF CONTENTS
                                -----------------

1.   Background and Purpose of the Offer......................................20
2.   Offer to Purchase and Price..............................................21
3.   Amount of Tender.........................................................22
4.   Procedure for Tenders....................................................23
5.   Withdrawal Rights........................................................24
6.   Purchases and Payment....................................................24
7.   Certain Conditions of the Offer..........................................25
8.   Certain Information About the Fund.......................................26
9.   Certain Federal Income Tax Consequences..................................27
10.  Miscellaneous............................................................27

                               SUMMARY TERM SHEET

o As we said we would in the Fund's offering documents, we will buy your limited liability company interests ("Interests") at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight New York time, on June 30, 2000. Estimated net asset value will be calculated for this purpose on June 30, 2000.

o To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2000, which we expect will be completed in February 2001. You may tender your entire Interest, a portion of your Interest defined as a specific dollar value, or the portion of your Interest above the required minimum capital account balance. If you tender your entire interest in the Fund, we will pay you in cash and/or marketable securities (valued in accordance with the Fund's Limited Liability Company Agreement dated February 10, 1999) by July 10, 2000, 95% of our calculation of the estimated net asset value as of June 30, 2000, less any incentive allocation payable to the investment adviser on June 30, 2000 or if the offer is extended, on the expiration date of the offer. We will owe you the balance, for which we will give you a promissory note that will be held in your brokerage account with CIBC World Markets Corp. ("CIBC WM"). If you tender only part of your Interest you will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from your capital account and credited to the Special Advisory Member Account of the Adviser on the Expiration Date (the "Incentive Allocation") or would be so debited if the Expiration Date were a day on which an incentive allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, we will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities by July 10th. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your account in the Fund, to have a value less than the required minimum balance. We will pay you your proceeds from: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or delivery through borrowing if the offer is extended (which we do not intend to do).

o Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight New York time, on June 30, 2000, the expected expiration date of the offer. Until this time, you have the right to change your mind and withdraw any tenders of your Interests. You will also have the right to withdraw the tenders of your Interests at any time after July 28, 2000, assuming your Interests have not yet been accepted for purchase by the Fund.

o If you would like us to purchase your Interests or a portion of your Interests, you should mail a Letter of Transmittal, enclosed with our offer, to PFPC Inc. at P.O. Box 220, Claymont, Delaware 19703, attention Karl Garrett or fax it to PFPC Inc. at (302) 791-3225 or (302) 791-2387, so that it is received before midnight, New York time, on June 30, 2000. If you choose to fax the Letter of Transmittal, you should mail the original Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original does not have to be received before midnight, New York time, on June 30, 2000). Of course, the value of your Interests will change between May 31st (the last time estimated net asset value was calculated) and June 30th, when the value of your investment will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interests, which we calculate weekly until the expiration date of the offer and daily for the last five business days of the offer, you may contact PFPC Inc., at (888) 697-9661 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o Please note that just as you have the right to withdraw the Interests you tender, we have the right to cancel, amend or postpone this offer at any time before midnight, New York time, on June 30, 2000. Also realize that you remain a member in the Fund until the expiration date of the offer, when the estimated net asset value of your Interests is calculated.

     1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to members who hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated March 1999, as supplemented quarterly (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each member in advance of subscribing for Interests, provide that the Board of Managers of the Fund has the discretion to determine whether the Fund will purchase Interests from time to time from members pursuant to written tenders. The Confidential Memorandum also states that CIBC Oppenheimer Advisers, L.L.C., the investment adviser of the Fund (the "Adviser"), expects that it will recommend to the Board of Managers that the Fund purchase Interests from members twice in each year, effective each June 30 and December 31. The Fund offered to purchase Interests from members pursuant to written tenders effective as of December 31, 1999. That was the first tender offer made by the Fund. In light of the fact that there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of members of the Fund in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement. The Board of Managers intends to consider the continued desirability of the Fund making an offer to purchase Interests twice in each year, but the Fund is not required to make any such offer.

     The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in members who do not tender interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing members on July 1, 2000 and thereafter from time to time.

     Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of July 1, 2000 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

     2. OFFER TO PURCHASE AND PRICE. The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $50,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) prior to 12:00 Midnight, New York time, on Friday, June 30, 2000 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6. As of the close of business on April 28, 2000, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $150,000 on the following closing dates of the Fund was:


                                             Unaudited Net Asset Value
           CLOSING DATE                           AS OF APRIL 28, 2000
           ------------                           --------------------

           May 4, 1999                                     $269,922.77

           June 1, 1999                                    $346,369.49

           July 1, 1999                                    $339,711.60

           August 1, 1999                                  $337,192.92

           September 1, 1999                               $249,581.21

           October 1, 1999                                 $245,469.81

           November 1, 1999                                $229,251.73

           December 1, 1999                                $195,702.72

           January 1, 2000                                 $165,338.67

           February 1, 2000                                $167,215.99

           March 1, 2000                                   $129,765.98

           April 1, 2000                                   $139,980.10


     As of the close of business on April 28, 2000, there was approximately $358,757,206 outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests). Members may obtain weekly current net asset value information until the expiration of the Offer, and daily net asset value information during the last five business days of the Offer, by contacting PFPC Inc. ("PFPC"), at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     3. AMOUNT OF TENDER. Subject to the limitations set forth below, members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A member who tenders for repurchase only a portion of such member's Interest shall be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the member and credited to the Special Advisory Member Account of the Adviser on the Expiration Date (the "Incentive Allocation") or would be so debited if the Expiration Date were a day on which an incentive allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a member tenders an amount that would cause the member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such member so that the required minimum balance is maintained. The Offer is being made to all members of the Fund and is not conditioned on any minimum amount of Interests being tendered.

     If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $50,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $50,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

     4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC, to the attention of Karl Garrett, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Karl Garrett, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date.

     The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC. Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

     5. WITHDRAWAL RIGHTS. Any member tendering an Interest pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, if such member's Interests are not accepted by the Fund, at any time after 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

     6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering member of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any member will be the net asset value thereof as of the close of business on June 30, 2000, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on such later date as corresponds to any extension of the Offer. The net asset value will be determined after all allocations to capital accounts of the member required to be made by the LLC Agreement have been made.

     For members who tender their entire Interest, payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Expiration Date, which is expected to be 12:00 Midnight, New York time, on Friday, June 30, 2000, payable within ten days after the Expiration Date (the "95% Cash Payment") in the manner set forth below; and (2) a promissory note (the "Note") entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Fund as of the Expiration Date, determined based on the audited financial statements of the Fund for 2000, over (b) the 95% Cash Payment. The Note will be delivered to the tendering member in the manner set forth below within ten days after the Expiration Date and will not be transferable. The Note will be payable in cash (in the manner set forth below) within ten days after completion of the audit of the financial statements of the Fund for calendar year 2000. It is anticipated that the audit of the Fund's calendar year 2000 financial statements will be completed no later than 60 days after December 31, 2000. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5 percent of the estimated unaudited net asset value of Interests tendered and accepted by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining members of the Fund.

     Members who tender a portion of their Interest (subject to maintenance of the minimum capital account balance described in Item 3, above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Expiration Date (the "100% Cash Payment") payable within ten days after the Expiration Date.

     Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering member's brokerage account with CIBC World Markets Corp. ("CIBC WM"). Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that CIBC WM would customarily assess upon the withdrawal of cash from such brokerage account.

     The Note will be deposited directly to the tendering member's brokerage account with CIBC WM. Any contingent payment due pursuant to the Note will also be deposited directly to the tendering member's brokerage account at CIBC WM and will be subject upon withdrawal from such accounts to any fees that CIBC WM would customarily assess upon the withdrawal of cash from such brokerage account.

     It is expected that cash payments for Interests acquired pursuant to the Offer to Purchase which will not exceed $50,000,000, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or
(c) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, from its existing margin facility established with the Fund's prime broker, Morgan Stanley Dean Witter & Co. ("Morgan Stanley"). If the Fund funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, The Chase Manhattan Bank, N.A., to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be financed from additional funds contributed to the Fund by existing and/or new members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

     7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying members of such extension. In the event that the Fund so elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined as of a date after June 30, 2000, corresponding to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify members.

     The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

     8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

     The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on July 1, 2000 and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

     Other than the acceptance of subscriptions for Interests on April 1, 2000 and May 1, 2000, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Fund or any person controlling the Fund or the Adviser or controlling any member of the Fund. The Adviser of the Fund is entitled under the terms of the LLC Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

     9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from members pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

     In general, a member from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the member exceeds such member's then adjusted tax basis in such member's Interest. A member's basis in such member's Interest will be reduced (but not below zero) by the amount of consideration received by the member from the Fund in connection with the purchase of such Interest. A member's basis in such member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such member for periods prior to the purchase of such Interest. Cash distributed to a member in excess of the adjusted tax basis of such member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A member whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the member's then adjusted tax basis in such member's Interest.

     10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

     The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and phone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     ANNEX A

                              Financial Statements

                              XANTHUS FUND, L.L.C.

                              FINANCIAL STATEMENTS

                             PERIOD FROM MAY 4, 1999
                          (COMMENCEMENT OF OPERATIONS)
                              TO DECEMBER 31, 1999


















                                ERNST & YOUNG LLP

                              XANTHUS FUND, L.L.C.


                              FINANCIAL STATEMENTS


                             PERIOD FROM MAY 4, 1999
                          (COMMENCEMENT OF OPERATIONS)
                              TO DECEMBER 31, 1999
















                                    CONTENTS


Report of Independent Auditors..............................................   1
Statement of Assets, Liabilities and Member's Capital.......................   2
Statement of Operations.....................................................   3
Statement of Changes in Members' Capital - Net Assets.......................   4
Statement of Cash Flows.....................................................   5
Notes to Financial Statements...............................................   6
Schedule of Portfolio Investments...........................................  13
Schedule of Securities Sold, Not Yet Purchased..............................  19

                            *ERNST & YOUNG LLP            *Phone (212) 773-3000
                             787 Seventh Avenue            www.ey.com
                             New York, New York 10019



                         Report of Independent Auditors

To the Members of
   Xanthus Fund, L.L.C.


We have audited the accompanying statement of assets, liabilities and members' capital of Xanthus Fund, L.L.C. (the "Company"), including the schedules of portfolio investments and securities sold, not yet purchased as of December 31, 1999, and the related statements of operations and changes in members' capital--net assets for the period from May 4, 1999 (commencement of operations) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xanthus Fund, L.L.C. at December 31, 1999, and the results of its operations, and changes in its members' capital--net assets for the period from May 4, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States.




February 11, 2000                                       /s/:  Ernest & Young LLP


XANTHUS FUND, L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' CAPITAL (IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------
                                                                                         DECEMBER 31, 1999
ASSETS

Cash                                                                                            $    6,415
Investments in securities, at market (cost - $155,402)                                             231,545
Due from broker                                                                                     37,257
Interest receivable                                                                                    153
Dividends receivable                                                                                     8
Other assets                                                                                            95
                                                                                                ----------
         TOTAL ASSETS                                                                              275,473
                                                                                                ----------
LIABILITIES

Securities sold, not yet purchased, at market (proceeds - $27,321)                                  28,432
Withdrawals payable                                                                                  3,179
Dividends payable on securities sold, not yet purchased                                                  9
Syndication fees payable                                                                                17
Loan payable                                                                                        55,479
Loan interest payable                                                                                  270
Payable to affiliate                                                                                   170
Management fee payable                                                                                 127
Accrued expenses                                                                                       115
                                                                                                ----------
         TOTAL LIABILITIES                                                                          87,798
                                                                                                ----------
                  NET ASSETS                                                                    $  187,675
                                                                                                ==========
MEMBERS' CAPITAL

Represented by:
Capital contributions - (net of syndication costs of $50)                                       $  114,973
Capital withdrawals                                                                                 (3,179)
Accumulated net investment loss                                                                     (1,686)
Accumulated net realized gain on investments                                                         2,535
Accumulated net unrealized appreciation on investments                                              75,032
                                                                                                ----------
         MEMBERS' CAPITAL - NET ASSETS                                                          $  187,675
                                                                                                ==========
The accompanying notes are an integral part of these financial statements.



XANTHUS FUND, L.L.C.

STATEMENT OF OPERATIONS (IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------
                                                                                  PERIOD FROM MAY 4, 1999
                                                                                 COMMENCEMENT OF OPERATIONS
                                                                                    TO DECEMBER 31, 1999

INVESTMENT INCOME
     Interest                                                                              $      454
     Dividends                                                                                     76
                                                                                           ----------
                                                                                                  530
                                                                                           ----------
EXPENSES
     OPERATING EXPENSES:
         Administration fee                                                                       605
         Organizational expenses                                                                  177
         Professional fees                                                                        147
         Accounting and investor services fee                                                     132
         Insurance expense                                                                         75
         Custodian fees                                                                            36
         Board of Managers' fees and expenses                                                      27
         Miscellaneous                                                                             18
                                                                                           ----------
              TOTAL OPERATING EXPENSES                                                          1,217
         Interest expense                                                                         964
         Dividends on securities sold, not yet purchased                                           35
                                                                                           ----------
              TOTAL EXPENSES                                                                    2,216
                                                                                           ----------
              NET INVESTMENT LOSS                                                              (1,686)
                                                                                           ----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS

     REALIZED GAIN (LOSS) ON INVESTMENTS:
         Investment Securities                                                                 33,074
         Purchased options                                                                    (21,195)
         Securities sold, not yet purchased                                                    (9,344)
                                                                                           ----------
              NET REALIZED GAIN ON INVESTMENTS                                                  2,535

     NET CHANGE IN UNREALIZED APPRECIATION ON INVESTMENTS                                      75,032
                                                                                           ----------
         NET REALIZED AND UNREALIZED GAIN                                                      77,567
                                                                                           ----------
         INCREASE IN MEMBERS' CAPITAL DERIVED FROM INVESTMENT ACTIVITIES
                                                                                           $   75,881
                                                                                           ==========

The accompanying notes are an integral part of these financial statements.




XANTHUS FUND, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' CAPITAL - NET ASSETS (IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------
                                                                                  PERIOD FROM MAY 4, 1999
                                                                                 COMMENCEMENT OF OPERATIONS
                                                                                    TO DECEMBER 31, 1999

FROM INVESTMENT ACTIVITIES
Net investment loss                                                                        $   (1,686)
Net realized gain on investments                                                                2,535
Net change in unrealized appreciation on investments                                           75,032
INCREASE IN MEMBERS' CAPITAL DERIVED
FROM INVESTMENT ACTIVITIES                                                                     75,881
                                                                                           ----------
MEMBERS' CAPITAL TRANSACTIONS
Capital contributions                                                                         115,023
Capital withdrawals                                                                            (3,179)
Syndication costs                                                                                 (50)
INCREASE IN MEMBERS' CAPITAL
DERIVED FROM CAPITAL TRANSACTIONS                                                             111,794
MEMBERS' CAPITAL AT BEGINNING OF PERIOD                                                            -
                                                                                           ---------
MEMBERS' CAPITAL AT END OF PERIOD                                                          $  187,675
                                                                                           ==========

The accompanying notes are an integral part of these financial statements.



STATEMENT OF CASH FLOWS (IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------
                                                                                  PERIOD FROM MAY 4, 1999
                                                                                 COMMENCEMENT OF OPERATIONS
                                                                                   TO DECEMBER 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
Increase in Members' capital derived from investment activities                            $   75,881
Adjustments to reconcile net increase in Members' capital derived from investment activities to net cash used in operating activities:
Increase in due from broker                                                                   (37,257)
Increase in investments in securities                                                        (155,402)
Increase in dividends receivable                                                                   (8)
Increase in interest receivable                                                                  (153)
Increase in other assets                                                                          (95)
Increase in securities sold, not yet purchased                                                 27,321
Increase in withdrawals payable                                                                 3,179
Increase in dividends payable on securities sold,
not yet purchased                                                                                   9
Increase in syndication fees payable                                                               17
Increase in payable to affiliate                                                                  170
Increase in management fee payable                                                                127
Increase in accrued expenses                                                                      115
Net increase in unrealized gains                                                              (75,032)
                                                                                           ----------
NET CASH USED IN OPERATING ACTIVITIES                                                        (161,128)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions - (net of syndication costs of $50)                                     114,973
Capital withdrawals                                                                            (3,179)
                                                                                           ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                     111,794
CASH FLOWS FROM INVESTING ACTIVITIES
Increase in loan payable                                                                       55,479
Increase in loan interest payable                                                                 270
                                                                                           ----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                                      55,749
NET CHANGE IN CASH                                                                              6,415
Cash at beginning of period                                                                        -
                                                                                           ----------
Cash at end of period                                                                      $    6,415
                                                                                           ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE PERIOD FOR INTEREST                                                   $      694
                                                                                           ==========

The accompanying notes are an integral part of these financial statements.


XANTHUS FUND, L.L.C.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Xanthus Fund, L.L.C. (the "Company") was organized as a limited liability company under the laws of Delaware in January 1999. The Company is registered under the Investment Company Act of 1940 (the "Act") as a closed-end, non-diversified management investment company. The Company's term is perpetual unless the Company is otherwise terminated under the terms of the Limited Liability Company Agreement dated as of February 10, 1999. The Company's investment objective is to achieve maximum capital appreciation. It pursues this objective by actively investing in a portfolio consisting primarily of equity securities of technology companies and of companies which derive a major portion of their revenue directly or indirectly from technological events and advances. The Company's portfolio of securities in the technology area is expected to include long and short positions primarily in equity securities of U.S. and non-U.S. companies. Equity securities include common and preferred stock and other securities having equity characteristics, including convertible debt securities, stock options, warrants and rights.

     Responsibility for the overall management and supervision of the operations of the Company is vested in the individuals who serve as the Board of Managers of the Company ("Board of Managers"). There are four members of the "Board of Managers" and an "Adviser." CIBC Oppenheimer Advisors, L.L.C. (the "Adviser"), a Delaware limited liability company, serves as the investment adviser to the Company and is responsible for managing the Company's investment activities pursuant to an investment advisory agreement. CIBC World Markets Corp. ("CIBC WM") (formerly CIBC Oppenheimer Corp.) is the managing member and controlling person of the Adviser.

     The acceptance of initial and additional capital contributions from Members is subject to approval by the Board of Managers. The Company may from time to time offer to repurchase interests pursuant to written tenders by Members. Such repurchases will be made at such times and on such terms as may be determined by the Board of Managers, in their complete and exclusive discretion. The Adviser expects that generally it will recommend to the Board of Managers that the Company offer to repurchase interests from Members twice each year, effective at the end of the second fiscal quarter and again at the end of the year.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Adviser to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Adviser believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent; however, actual results could differ from these estimates.

XANTHUS FUND, L.L.C.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     A.   PORTFOLIO VALUATION

     Securities transactions, including related revenue and expenses, are recorded on a trade-date basis and dividends are recorded on an ex-dividend date basis. Interest income is recorded on the accrual basis.

     Domestic exchange traded or NASDAQ listed equity securities will be valued at their last composite sale prices as reported on the exchanges where such securities are traded. If no sales of such securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite asked prices for securities sold short, as reported by such exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or asked prices (in the case of securities sold short) as reported by such exchange. Listed options will be valued at their bid prices (or asked prices in the case of listed options sold short) as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices (or asked prices in the case of securities sold short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Managers.

     Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuation for normal institutional size trading units. The Board of Managers will periodically monitor the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as such valuation is determined by the Board of Managers to represent fair value.

     All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of such securities and exchange rates may be affected by events occurring between the time such values or exchange rates are determined and the time that the net asset value of the Company is determined. When such events materially affect the values of

XANTHUS FUND, L.L.C.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999
--------------------------------------------------------------------------------

     securities held by the Company or its liabilities, such securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Managers.

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     B.   INCOME TAXES

     No provision for the payment of Federal, state or local income taxes on the profits of the Company have been made. The Members are individually liable for their share of the Company's income.

3.   ADMINISTRATION FEE, RELATED PARTY TRANSACTIONS AND OTHER

     CIBC WM provides certain administrative services to the Company including, among other things, providing office space and other support services. In exchange for such services, the Company pays CIBC WM a monthly administration fee of .08333% (1% on an annualized basis) of the Company's net assets determined as of the beginning of the month.

     Payable to affiliate represents insurance premiums paid in the amount of $170,060 paid on behalf of the Company by CIBC WM.

     During the period ended December 31, 1999, CIBC WM earned $2,173 in brokerage commissions from portfolio transactions executed on behalf of the Company.

     The Adviser will serve as the Special Advisory Member of the Company. In such capacity, the Adviser will be entitled to receive an incentive allocation (the "Incentive Allocation"), charged to the capital account of each Member as of the last day of each allocation period, of 20% of the amount by which net profits, if any, exceed the positive balance in the Member's "loss recovery account." The Incentive Allocation will be credited to the Special Advisory Account of the Adviser. During the period ended December 31, 1999, the Incentive Allocation to the Adviser was $15,166,237.

     Each member of the Board of Managers ("Manager") who is not an "interested person" of the Company, as defined by the Act, receives an annual retainer of $5,000 plus a fee for each meeting attended. Currently, no Manager is an "interested person" of the Company. All Managers are reimbursed by the Company for all reasonable out-of-pocket expenses incurred by them in performing their duties. For the period ended December 31, 1999, fees (including meeting fees and a pro-rata annual retainer) and expense paid to the Managers totaled $26,538.

     The Chase Manhattan Bank Serves as custodian of the Company's assets.

XANTHUS FUND, L.L.C.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999
--------------------------------------------------------------------------------

     PFPC Inc. serves as Investor Services and Accounting Agent to the Company, and, in that capacity, provides certain accounting, recordkeeping, tax and investor related services.

4.   SECURITIES TRANSACTIONS

     Aggregate purchases and sales of investment securities, excluding short-term securities, for the period from May 4, 1999 (commencement of operations) to December 31, 1999, amounted to $279,496,788 and $166,931,380, respectively.

     At December 31, 1999, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. At December 31, 1999, accumulated net unrealized appreciation on investments was $75,031,693, consisting of $77,773,105 gross unrealized appreciation and $2,741,412 gross unrealized depreciation.

     Due from broker represents receivables and payables from unsettled security trades and proceeds from securities sold, not yet purchased.

5.   SHORT-TERM BORROWINGS

     The Company has the ability to trade on margin and, in that connection, borrow funds from brokers and banks for investment purposes. Trading in equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying percentages with respect to transactions in foreign markets. The Act requires the Company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Company incurs the indebtedness. The Company pays interest on outstanding margin borrowings at an annualized rate of LIBOR plus 0.875%. The Company pledges securities as collateral for the margin borrowings, which are maintained in a segregated account held by the Custodian. As of December 31, 1999, the Company had outstanding margin borrowings of $55,479,476. For the period ended December 31, 1999, the average daily amount of such borrowings was $21,427,015.

XANTHUS FUND, L.L.C.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999
--------------------------------------------------------------------------------

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK OR CONCENTRATIONS OF CREDIT RISK

     In the normal course of business, the Company may trade various financial instruments and enter into various investment activities with off-balance sheet risk. These financial instruments include forward contracts, options and securities sold, not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of assets, liabilities and members' capital.

     The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

     Securities sold, not yet purchased represent obligations of the Company to deliver specified securities and thereby creates a liability to purchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount indicated in the statement of assets, liabilities and members' capital.

     The risk associated with purchasing an option is that the Company pays a premium whether or not the option is exercised. Additionally, the Company bears the risk of loss of premium and change in market value should the counterparty not perform under the contract. Put and call options purchased are accounted for in the same manner as investment securities.

     Transactions in purchased options were as follows:

                                                     PUT OPTIONS
                                                     -----------
                                           NUMBER
                                         OF CONTRACTS             COST
                                         ------------         ------------
     Beginning balance                         -              $        -
     Options purchased                       4,635              38,442,578
     Options closed                         (2,553)            (25,454,619)
     Options split                              86                     -
     Options expired                        (1,738)             (3,225,669)
                                            ------            ------------
     Options outstanding at
       December 31, 1999                       430            $  9,762,290
                                            ======            ============

     There were no transactions in written options during the period ended December 31, 1999.

XANTHUS FUND, L.L.C.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999
--------------------------------------------------------------------------------

7.   FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

     The Company maintains positions in a variety of financial instruments. The following table summarizes the components of net realized and unrealized gains from investment transactions:

                                                     NET GAINS/(LOSSES)
                                                    FOR THE PERIOD ENDED
                                                     DECEMBER 31, 1999
                                                    --------------------
     Equity securities                                  $ 98,691,002
     Equity options                                       (1,388,402)
     Equity index options                                (19,735,205)
                                                        ------------
                                                        $ 77,567,395
                                                        ============

     The following table presents the market values of derivative financial instruments and the average market values of those instruments:

                                                         AVERAGE MARKET VALUE
                                    MARKET VALUE AT      FOR THE PERIOD ENDED
                                   DECEMBER 31, 1999      DECEMBER 31, 1999
                                   -----------------      -----------------

     ASSETS:
     Equity options                   $       -               $   192,811
     Equity Index options               9,833,025               4,641,871

     Average market values presented above are based upon month-end market values during the period ended December 31, 1999.

XANTHUS FUND, L.L.C.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1999
--------------------------------------------------------------------------------

8.   SELECTED FINANCIAL RATIOS AND OTHER SUPPLEMENTAL INFORMATION

     The following represents the ratios to average net assets and other supplemental information for the period indicated:

                                                                  MAY 4, 1999
                                                                (COMMENCEMENT OF
                                                                 OPERATIONS) TO
                                                               DECEMBER 31, 1999
                                                               -----------------
     Ratio of net investment loss to average net assets              (2.67%)*
     Ratio of operating expenses to average net assets                1.92%*
     Ratio of interest expenses to average net assets                 1.52%
     Ratio of dividends on securities sold, not yet
              purchased to average net assets                         0.06%*
     Portfolio turnover                                             143.30%
     Total return**                                                  79.07%
     Average debt ratio                                              22.46%

     *    Annualized.

     ** Total return assumes a purchase of an interest in the Company on the first day and a sale of the interest on the last day of the period noted, before incentive allocation to the Special Advisory Member, if any. Total returns for a period of less than a full year are not annualized.

9.   SUBSEQUENT EVENT

     On January 1, 2000 the Company received initial and additional capital contributions from Members of approximately $56,010,000.



XANTHUS FUND, L.L.C.

SCHEDULE OF PORTFOLIO INVESTMENTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                               DECEMBER 31, 1999
         SHARES                                                                                   MARKET VALUE
                   COMMON STOCK - 118.14%
                       APPLICATIONS SOFTWARE - 1.94%
          1,000        Intertrust Technologies Corp.*                                             $   117,625
         58,656        Intuit, Inc.*                                                                3,515,723
                                                                                                  -----------
                                                                                                    3,633,348
                                                                                                  -----------

                    BROADCASTING SERVICES/PROGRAMMING - 2.85%
         94,000        AT&T Corp. - Liberty Media Group, Class A*                                   5,340,422
                                                                                                  -----------

                    CABLE TV - 0.63%
         23,500        Comcast Corp., Special Class A*                                              1,188,230
                                                                                                  -----------

                    CELLULAR TELECOMMUNICATIONS - 2.76%
         30,796        Nextel Communications, Inc., Class A*                                 (a)    3,175,838
         14,100        VoiceStream Wireless Corp.*                                                  2,006,606
                                                                                                  -----------
                                                                                                    5,182,444
                                                                                                  -----------

                    CIRCUITS - 3.61%
         72,800        Analog Devices, Inc.*                                                 (a)    6,770,400
                                                                                                  -----------

                    COMMERCIAL SERVICES - 0.02%
          1,000        Wireless Facilities, Inc.*                                                      43,625
                                                                                                  -----------

                    COMPUTER SERVICES - 1.09%
         30,684        Electronic Data Systems Corp.                                         (a)    2,053,926
                                                                                                  -----------

                    COMPUTER SOFTWARE - 8.37%
         14,100        Business Objects SA, Sponsored ADR*                                          1,884,112
         39,300        Computer Associates International, Inc.                               (a)    2,748,563
            645        Micromuse, Inc.*                                                               109,650
         64,852        Microsoft Corp.*                                                      (a)    7,571,471
          5,000        Mission Critical Software, Inc.*                                               350,000
          1,000        NetIQ Corp.*                                                                    52,063
         66,500        Parametric Technology Corp.*                                          (a)    1,799,690
          1,000        VA Linux Systems, Inc.*                                                        206,625
         27,000        Wind River Systems, Inc.*                                                      988,875
                                                                                                  -----------
                                                                                                    5,711,049
                                                                                                  -----------

The accompanying notes are an integral part of these financial statements.




XANTHUS FUND, L.L.C.

SCHEDULE OF PORTFOLIO INVESTMENTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                               DECEMBER 31, 1999
         SHARES                                                                                  MARKET VALUE
                    COMMON STOCK - (CONTINUED)
                        COMPUTERS - INTEGRATED SYSTEMS - 1.11%
         11,700     Redback Networks, Inc.*                                                       $ 2,076,750
                                                                                                  -----------
                    COMPUTERS - MEMORY DEVICES - 5.75%
         36,372     EMC Corp.*                                                                      3,973,641
         1,290      SanDisk Corp.*                                                                    124,162
         58,176     Seagate Technology, Inc.*                                               (a)     2,708,849
         27,860     VERITAS Software Corp.*                                                 (a)     3,987,463
                                                                                                  -----------
                                                                                                   10,794,115
                                                                                                  -----------
                    COMPUTERS - MICRO - 5.08%
         59,702     Dell Computer Corp.*                                                    (a)     3,044,802
         1          Hewlett-Packard Co.                                                                   114
         83,784     Sun Microsystems, Inc.*                                                 (a)     6,488,065
                                                                                                  -----------
                                                                                                    9,532,981
                                                                                                  -----------
                    CONSULTING SERVICES - 0.93%
         47,000     Comdisco, Inc.                                                                  1,750,750
                                                                                                  -----------
                    DISTRIBUTION - WHOLESALE - 0.06%
         4,316      Tech Data Corp.*                                                                  117,071
                                                                                                  -----------
                    DIVERSIFIED MANUFACTURING OPERATIONS - 3.23%
         47,000     Corning, Inc.                                                           (a)     6,060,086
                                                                                                  -----------
                    ELECTRONIC COMPONENTS - MISCELLANEOUS - 1.27%
         24,966     Solectron Corp.*                                                        (a)     2,374,891
                                                                                                  -----------
                    ELECTRONIC COMPONENTS - SEMICONDUCTORS - 22.68%
         25,494     Applied Materials, Inc.*                                                        3,229,784
         8,600      ASM International, N.V.*                                                          197,800
         56,400     Atmel Corp.*                                                            (a)     1,667,353
         17,150     Broadcom Corp., Class A*                                                (a)     4,671,231
         56,852     Conexant Systems, Inc.*                                                 (a)     3,773,552

The accompanying notes are an integral part of these financial statements.




XANTHUS FUND, L.L.C.

SCHEDULE OF PORTFOLIO INVESTMENTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                               DECEMBER 31, 1999
         SHARES                                                                                  MARKET VALUE
                   COMMON STOCK - (CONTINUED)
                       ELECTRONIC COMPONENTS
                       -SEMICONDUCTORS (CONTINUED)
         13,700        Cree Research, Inc.*                                                       $ 1,169,637
         14,100        EMCORE Corp.*                                                                  479,400
         61,630        Intel Corp.                                                           (a)    5,072,950
         38,052        Micron Technology, Inc.                                                      2,958,543
         14,100        Novellus Systems, Inc.                                                       1,727,687
         17,200        SDL, Inc.*                                                            (a)    3,749,600
          8,600        Silicon Valley Group, Inc.*                                                    152,650
         24,712        STMicroelectronics, N.V.                                              (a)    3,742,336
         37,750        Texas Instruments, Inc.                                               (a)    3,647,594
         25,420        TriQuint Semiconductor, Inc.*                                                2,827,975
         77,168        Xilinx, Inc.*                                                         (a)    3,508,752
                                                                                                  -----------
                                                                                                   42,576,844
                                                                                                  -----------

                   ENTERPRISE SOFTWARE/SERVICES - 8.20%
         39,000        BEA Systems, Inc.*                                                           2,727,582
         22,700        Compuware Corp.*                                                               845,575
         16,500        i2 Technologies, Inc.*                                                (a)    3,217,500
         65,408        Oracle Corp.*                                                         (a)    7,329,817
         59,500        PeopleSoft, Inc.*                                                            1,268,123
                                                                                                  -----------
                                                                                                   15,388,597
                                                                                                  -----------

                   ENTERTAINMENT SOFTWARE - 1.59%
         35,568        Electronic Arts, Inc.*                                                (a)    2,987,712
                                                                                                  -----------

                   FIBER OPTICS - 4.90%
         32,900        Harmonic, Inc.*                                                       (a)    3,123,460
         24,520        JDS Uniphase Corp.*                                                   (a)    3,955,395
         17,600        Ortel Corp.*                                                          (a)    2,112,000
                                                                                                  -----------
                                                                                                    9,190,855
                                                                                                  -----------

                   INSURANCE BROKERS - 0.03%
          2,500        InsWeb Corp.*                                                                   63,908
                                                                                                  -----------

The accompanying notes are an integral part of these financial statements.




XANTHUS FUND, L.L.C.

SCHEDULE OF PORTFOLIO INVESTMENTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                               DECEMBER 31, 1999
         SHARES                                                                                  MARKET VALUE
                    COMMON STOCK - (CONTINUED)
                       INTERNET CONTENT - 7.22%
         11,000        CMGI, Inc.*                                                           (a)  $ 3,045,625
         23,500        Critical Path, Inc.*                                                         2,217,813
          2,000        Digital Insight Corp.*                                                          72,750
          9,400        DoubleClick, Inc.*                                                           2,378,787
            860        S1 Corp.*                                                                       67,188
         13,326        Yahoo!, Inc.*                                                         (a)    5,766,000
                                                                                                  -----------
                                                                                                   13,548,163
                                                                                                  -----------
                    INTERNET SOFTWARE - 10.75%
          1,000        AGENCY.COM, Inc., Ltd.*                                                         51,000
         22,300        Allaire Corp.*                                                        (a)    3,262,780
          1,000        Alteon Websystems, Inc.*                                                        87,750
         64,992        America Online, Inc.*                                                 (a)    4,931,268
         14,060        ARt Technology Group, Inc.*                                                  1,801,438
         18,992        At Home Corp., Series A*                                              (a)      814,282
         15,200        BroadVision, Inc.*                                                    (a)    2,584,958
            860        Commtouch Software, Ltd.*                                                       41,764
          7,099        Digital Island, Inc.*                                                          675,292
          1,000        Engage Technologies, Inc.*                                                      60,000
         15,600        Inktomi Corp.*                                                        (a)    1,384,500
          7,000        Liberate Technologies, Inc.*                                                 1,799,000
          1,500        Retek, Inc.*                                                                   112,875
            535        U.S. Interactive, Inc.*                                                         23,005
         15,600        Vignette Corp.*                                                       (a)    2,542,800
                                                                                                  -----------
                                                                                                   20,172,712
                                                                                                  -----------

                    NETWORKING PRODUCTS - 5.25%
         17,846        3Com Corp.*                                                                    838,762
         63,530        Cisco Systems, Inc.*                                                  (a)    6,805,651
         26,500        Network Appliance, Inc.*                                              (a)    2,201,170
                                                                                                  -----------
                                                                                                    9,845,583
                                                                                                  -----------

The accompanying notes are an integral part of these financial statements.




XANTHUS FUND, L.L.C.

SCHEDULE OF PORTFOLIO INVESTMENTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                                  DECEMBER 31, 1999
         SHARES                                                                                     MARKET VALUE
                    COMMON STOCK - (CONTINUED)
                       RETAIL - INTERNET - 0.70%
         16,652        Amazon.com, Inc.*                                                          $ 1,267,633
          2,500        Webvan Group, Inc.*                                                             41,250
                                                                                                  -----------
                                                                                                    1,308,883
                                                                                                  -----------

                    SATELLITE TELECOMMUNICATIONS - 2.16%
         24,454        Gilat Satellite Networks, Ltd.*                                              2,903,913
         47,000        Loral Space & Communications, Ltd.*                                          1,142,711
                                                                                                  -----------
                                                                                                    4,046,624
                                                                                                  -----------

                    TELECOMMUNICATIONS EQUIPMENT - 11.39%
         31,650        ADC Telecommunications, Inc.*                                                2,296,619
         27,945        Lucent Technologies, Inc.                                                    2,095,875
         28,200        Nokia Oyj, Sponsored ADR                                              (a)    5,387,976
         50,684        Nortel Networks Corp.                                                 (a)    5,119,084
         16,400        QUALCOMM, Inc.*                                                              2,888,450
         56,016        Tellabs, Inc.*                                                        (a)    3,595,555
                                                                                                  -----------
                                                                                                   21,383,559
                                                                                                  -----------

                    TELECOMMUNICATIONS SERVICES - 1.29%
         12,390        Illuminet Holdings, Inc.*                                                      681,450
         24,400        Inet Technologies, Inc.*                                              (a)    1,704,950
          1,208        Pac-West Telecomm, Inc.*                                                        32,012
                                                                                                  -----------
                                                                                                    2,418,412
                                                                                                  -----------

                    WIRELESS EQUIPMENT - 3.28%
         41,766        Motorola, Inc.                                                        (a)    6,150,044
                                                                                                  -----------

                       TOTAL COMMON STOCK (COST $145,639,564)                                     221,711,984
                                                                                                  ===========

The accompanying notes are an integral part of these financial statements.



   NUMBER OF                                                                                   DECEMBER 31, 1999
   CONTRACTS                                                                                     MARKET VALUE
                  PUT OPTIONS - 5.24%
                   INDEX - 5.24%
       172         Nasdaq-100 Index, 3/18/00, $3,580.00                                         $    3,682,950
       258         Nasdaq-100 Index, 3/18/00, $3,640.00                                              6,150,075
                                                                                                --------------
                                                                                                     9,833,025
                                                                                                --------------
                      TOTAL PUT OPTIONS (COST $9,762,290)                                            9,833,025
                                                                                                ==============

                        TOTAL INVESTMENTS (COST $155,401,854) - 123.38%                            231,545,009

                        OTHER ASSETS, LESS LIABILITIES - (23.38%)                                  (43,870,186)
                                                                                                --------------

                        NET ASSETS - 100.00%                                                    $  187,674,823
                                                                                                --------------

(a) Partially or wholly-held in a pledged account by the Custodian as collateral for securities sold, not yet purchased and loan payable.

*    Non-income producing security.

The accompanying notes are an integral part of these financial statements.



XANTHUS FUND, L.L.C.

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31, 1999
                                                                                      MARKET VALUE

         SHARES
                    SECURITIES SOLD, NOT YET PURCHASED - (15.15%)
                    AEROSPACE/DEFENSE - (0.70%)
         13,050     Boeing Co.                                                        $   (540,766)
         13,300     Honeywell International, Inc.                                         (767,250)
                                                                                      -------------
                                                                                        (1,308,016)
                                                                                      -------------
                    AEROSPACE/DEFENSE-EQUIPMENT - (0.77%)
         13,300     General Dynamics Corp.                                                (701,575)
         11,300     United Technologies Corp.                                             (734,500)
                                                                                      -------------
                                                                                        (1,436,075)
                                                                                      -------------
                    APPLICATIONS SOFTWARE - (0.24%)
          8,600     Keane, Inc.                                                           (276,275)
          7,095     Policy Management Systems Corp.                                       (181,369)
              2     Siebel Systems, Inc.                                                      (168)
                                                                                      -------------
                                                                                          (457,812)
                                                                                      -------------
                    COMMERCIAL SERVICES - FINANCES  - (0.52%)
         15,552     Equifax, Inc.                                                         (366,452)
         15,252     Paychex, Inc.                                                         (610,080)
                                                                                      -------------
                                                                                          (976,532)
                                                                                      -------------
                    COMPUTER GRAPHICS - (0.04%)
          7,899     3Dfx Interactive, Inc.                                                 (77,513)
              1     Visio Corp.                                                                (47)
                                                                                      -------------
                                                                                           (77,560)
                                                                                      -------------
                    COMPUTER SERVICES - (0.49%)
         16,788     Ceridian Corp.                                                        (361,999)
              2     Sapient Corp.                                                             (282)
         17,600     Unisys Corp.                                                          (562,109)
                                                                                      -------------
                                                                                          (924,390)
                                                                                      -------------
                    COMPUTER SOFTWARE - (0.22%)
         14,461     Transaction Systems Architects, Inc., Class A                         (404,908)
                                                                                       -------------

The accompanying notes are an integral part of these financial statements.




XANTHUS FUND, L.L.C.

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31, 1999
                                                                                      MARKET VALUE

         SHARES
                    SECURITIES SOLD, NOT YET PURCHASED - (CONTINUED)
                    COMPUTERS - MICRO - (0.76%)
         13,300     International Business Machines Corp.                             $(1,434,737)
                                                                                      -----------

                    CONSULTING SERVICES - (0.28%)
         11,700     USWeb Corp.                                                          (519,925)
                                                                                      -----------

                    DATA PROCESSING/MANAGEMENT - (0.57%)
         10,716     Fiserv, Inc.                                                         (410,562)
         13,300     LHS Group, Inc.                                                      (326,688)
         10,016     Sterling Commerce, Inc.                                              (340,544)
                                                                                      -----------
                                                                                       (1,077,794)
                                                                                      -----------

                    DISTRIBUTION - WHOLESALE - (0.10%)
          6,102     Ingram Micro, Inc., Class A                                           (80,089)
          4,316     Tech Data Corp.                                                      (117,071)
                                                                                      -----------
                                                                                         (197,160)
                                                                                      -----------

                    DIVERSIFIED MANUFACTURING OPERATIONS - (0.14%)
          8,600     Teleflex, Inc.                                                       (269,292)

                    ELECTRIC PRODUCTS - MISCELLANEOUS - (0.41%)
         13,300     Emerson Electric Co.                                                 (763,087)
                                                                                      -----------

                    ELECTRONIC COMPONENTS - MISCELLANEOUS - (0.62%)
         13,145     Kent Electronics, Inc.                                               (299,049)
          6,450     Koninklijke (Royal) Philips Electronics, N.V.                        (870,750)
                                                                                      -----------
                                                                                       (1,169,799)
                                                                                      -----------

                    ELECTRONIC COMPONENTS - SEMICONDUCTORS - (0.42%)
          5,430     Dallas Semiconductor Corp.                                           (349,898)
          9,400     Lattice Semiconductor Corp.                                          (442,975)
                                                                                      -----------
                                                                                         (792,873)
                                                                                      -----------

                    ELECTRONICS PARTS DISTRIBUTION - (0.45%)
         13,932     Avnet, Inc.                                                          (842,886)
                                                                                      -----------


The accompanying notes are an integral part of these financial statements.



XANTHUS FUND, L.L.C.

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                    DECEMBER 31, 1999
                                                                                      MARKET VALUE

         SHARES

                    SECURITIES SOLD NOT, YET PURCHASED - (CONTINUED)
                    HEALTHCARE COST CONTAINMENT - (0.38%)
          8,530                 Medical Manager Corp.                                 $  (718,653)
                                                                                      ------------

                    INTERNET CONTENT - (0.02%)
            903                MarketWatch.com, Inc.                                      (32,960)
            430                Women.com Networks, Inc.                                    (6,128)
                                                                                      ------------
                                                                                          (39,088)
                                                                                      ------------
                    INTERNET SOFTWARE - (0.34%)
         11,700              NorthPoint Communications Group, Inc.                       (280,800)
         11,300              Rhythms NetConnections, Inc.                                (350,300)
                                                                                      ------------
                                                                                         (631,100)
                                                                                      ------------
                    MEDICAL - DRUGS - (0.25%)
         11,150              Schering-Plough Corp.                                       (472,481)
                                                                                      ------------

                    MEDICAL - GENERIC DRUGS - (0.22%)
         11,300              Watson Pharmaceuticals, Inc.                                (404,687)
                                                                                      ------------

                    MEDICAL - WHOLESALE DRUG DISTRIBUTION - (0.36%)
         14,216              Cardinal Health, Inc.                                       (680,591)
                                                                                      ------------

                    MEDICAL INFORMATION SYSTEMS - (0.42%)
         15,623              Shared Medical Systems Corp.                                (795,804)
                                                                                      ------------

                    MEDICAL INSTRUMENTS - (0.56%)
         10,900              Guidant Corp.                                               (512,300)
         17,400              St. Jude Medical, Inc.                                      (533,971)
                                                                                      ------------
                                                                                       (1,046,271)
                                                                                      ------------
                    MEDICAL LASER SYSTEMS - (0.09%)
          3,280     VISX, Inc.                                                           (169,740)
                                                                                      ------------


The accompanying notes are an integral part of these financial statements.



XANTHUS FUND, L.L.C.

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                    DECEMBER 31, 1999
                                                                                      MARKET VALUE

         SHARES
                     SECURITIES SOLD, NOT YET PURCHASED - (CONTINUED)
                     MEDICAL PRODUCTS - (1.37%)
         13,050           Baxter International, Inc.                               $    (819,710)
         18,800           Johnson & Johnson                                           (1,753,100)
                                                                                   -------------
                                                                                      (2,572,810)
                                                                                   -------------

                    MULTIMEDIA - (0.45%)
         13,100          CBS Corp.                                                      (837,588)
                                                                                   -------------

                    OFFICE AUTOMATION & EQUIPMENT - (0.41%)
         13,330          Pitney Bowes, Inc.                                             (644,012)
          5,388          Xerox Corp.                                                    (122,243)
                                                                                   -------------
                                                                                        (766,255)
                                                                                   -------------

                    PHOTO EQUIPMENT & SUPPLIES - (0.33%)
          9,400           Eastman Kodak Co.                                             (622,750)
                                                                                   -------------

                    PRINTERS & RELATED PRODUCTS - (0.41%)
          8,400            Lexmark International Group, Inc., Class A                   (760,200)

                    PRINTING - COMMERCIAL - (0.27%)
         20,400             R.R. Donnelley & Sons Co.                                   (506,185)
                                                                                   -------------

                    RETAIL - CONSUMER ELECTRONICS - (0.91%)
         13,250             Best Buy Co., Inc.                                          (665,813)
         13,450             Circuit City Stores - Circuit city Group                    (606,097)
          8,750             Tandy Corp.                                                 (430,395)
                                                                                   -------------
                                                                                      (1,702,305)
                                                                                   -------------

                    RETAIL OFFICE SUPPLIES - (0.14%)
         13,000         Staples, Inc.                                                   (269,750)
                                                                                    ------------

The accompanying notes are an integral part of these financial statements.



XANTHUS FUND, L.L.C.

SCHEDULE OF SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                                                    DECEMBER 31, 1999
                                                                                      MARKET VALUE

         SHARES
                    SECURITIES SOLD, NOT YET PURCHASED - (CONTINUED)
                    TELECOMMUNICATIONS EQUIPMENT - (0.82%)
          3,559             Lucent Technologies, Inc.                              $    (819,710)
         13,766             Plantronics, Inc.                                           (985,136)
          4,302             Telefonaktiebolaget LM Ericsson, Sponsored ADR              (282,590)
                                                                                   -------------
                                                                                      (1,534,626)
                                                                                   -------------

                    TELEPHONE - INTEGRATED - (0.49%)
         13,150         CenturyTel, Inc.                                                (622,981)
          4,100         Deutsche Telekom AG, Sponsored ADR                              (291,100)
                                                                                   -------------
                                                                                        (914,081)
                                                                                   -------------

                    TRAVEL SERVICES - (0.18%)
         11,100         Galileo International, Inc.                                     (334,388)
                                                                                   -------------

                    SECURITIES SOLD, NOT YET PURCHASED (PROCEEDS
                    $27,320,737)                                                   $ (28,432,199)
                                                                                   =============

The accompanying notes are an integral part of these financial statements.




XANTHUS FUND, L.L.C.


                   CLOSING                             NET OF                          CONTRIBUTION
    ENTITY           DATE        4/30/00 VALUE       INCENTIVE       PARTNER ID           AMOUNT
--------------- -------------- ------------------ ---------------- --------------- --------------------
Wynstone          11/01/1998       138,239.91        138,239.91       W00416            150,000.00
                  12/01/1998       141,821.97        141,821.97       W00957          1,000,000.00
                  01/01/1999       140,205.63        140,205.63       W00505            150,000.00
                  02/01/1999       143,642.13        143,642.13       W00491            150,000.00
                  03/01/1999       144,069.79        144,069.79       W01153            150,000.00
                  05/01/1999       133,954.15        133,954.15       W01509            150,000.00
                  07/01/1999       132,019.95        132,019.95       W01189            200,000.00
                  08/01/1999       136,383.23        136,383.23                                         use W01509 subtract
                                                                                                        out 6/99 and 7/99 earnings
                  09/01/1999       144,881.57        144,881.57                                         use W01509 subtract out
                                                                                                        6/99, 7/99 and 8/99 earnings
                  10/01/1999       147,056.26        147,056.26                                         use W01509 subtract out
                                                                                                        6/99, 7/99, 8/99 and 9/99
                                                                                                        earnings
                  11/01/1999       137,859.37        137,859.37                                         use W001509 subtract out
                                                                                                        6/99, 7/99, 8,99, 9/99 and
                                                                                                        10/99 earnings
                  12/01/1999       142,486.63        142,486.63                                         use W001509 subtract out
                                                                                                        6/99, 7/99,8,99 9/99, 10/99
                                                                                                        and 11/99 earnings
                  01/01/2000       148,498.61        148,498.61       W00587            150,000.00
                  02/01/2000       149,150.77        149,150.77                                         use W00587 subtract out 1/00
                                                                                                        earnings
                  03/01/2000       162,387.45        159,909.96                                         use W00587 subtract out 1/00
                                                                                                        and 2/00 earnings
                  04/01/2000       148,725.02        148,725.02       W01603            200,000.00

Xanthus           05/04/1999       276,183.09        269,922.77       XA0081            150,000.00
                  06/01/1999       352,637.28        346,369.49       XA0441            150,000.00
                  07/01/1999       339,979.39        333,711.60                                         use XA0441 subtract out June
                                                                                                        99 earnings
                  08/01/1999       343,460.71        337,192.92                                         use XA0441 subtract out 6/99
                                                                                                        and 7/99 earnings
                  09/01/1999       255,369.82        249,581.21       XA2703            150,000.00
                  10/01/1999       251,163.04        245,469.81       XA2685            150,000.00
                  11/01/1999       234,568.63        229,251.73       XA2977            150,000.00
                  12/01/1999       200,241.65        195,702.72       XA3211            150,000.00
                  01/01/2000       169,173.34        165,338.67       XA5105            150,000.00
                  02/01/2000       171,519.99        167,215.99       XA4958            150,000.00
                  03/01/2000       129,765.98        129,765.98       XA6046            150,000.00
                  04/01/2000       139,980.10        139,980.10       XA6639            150,000.00



                                    EXHIBIT C
                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       in

                              XANTHUS FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                               Dated June 2, 2000


         --------------------------------------------------------------
         |          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE       |
         |          AT, AND THIS LETTER OF TRANSMITTAL MUST BE        |
         |       RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, NEW YORK    |
         |      TIME, ON FRIDAY, JUNE 30, 2000, UNLESS THE OFFER IS   |
         |                           EXTENDED.                        |
         --------------------------------------------------------------


          COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN OR DELIVER TO:

                                    PFPC Inc.
                                  P.O. Box 220
                               Claymont, DE 19703

                               Attn: Karl Garrett


                           For additional information:
                              Phone: (888) 697-9661
                               Fax: (302) 791-3225
                                 (302) 791-2387

Ladies and Gentlemen:

     The undersigned hereby tenders to Xanthus Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated June 2, 2000 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

     The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

     The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby.

     Payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to the undersigned's brokerage account at CIBC World Markets Corp. ("CIBC WM"), as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from such account, CIBC WM may subject such withdrawal to any fees that CIBC WM would customarily assess upon the withdrawal of cash from such brokerage account. (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.)

     A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be deposited directly to the undersigned's brokerage account with CIBC WM, if the undersigned has a CIBC WM account. (Any contingent payment of cash due pursuant to the Note will also be deposited directly to the tendering member's brokerage account with CIBC WM and, upon a withdrawal of such cash from such account, CIBC WM may impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited estimated net asset value of the Fund as of June 30, 2000, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2000, which is anticipated to be completed not later than 60 days after December 31, 2000, the Fund's fiscal year end, and will be paid within ten days thereafter.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
PFPC INC., P.O. BOX 220, CLAYMONT, DE 19703, ATTN:  KARL GARRETT
FOR ADDITIONAL INFORMATION:  PHONE: (888) 697-9661 FAX:  (302) 791-3225 OR
                                                         (302) 791-2387

PART 1. NAME AND ADDRESS:

        Name of Member:_____________________________________________

        Social Security No.
        or Taxpayer
        Identification No.:________________________________________

        Telephone Number: (_______)_________________________________


PART 2. AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND BEING TENDERED:

     [ ]  Entire limited liability company interest.

     [ ] Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) $150,000, net of the incentive allocation or net of the tentative incentive allocation; or (b) the tentative incentive allocation, must be maintained (the "Required Minimum Balance").)*

                                $_______________

     [ ] Portion of limited liability company interest in excess of the Required Minimum Balance.

          *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3. PAYMENT.

          CASH PAYMENT

          Cash payments will be wire transferred directly to the undersigned's brokerage account at CIBC WM. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to the undersigned's brokerage account, upon a withdrawal of such cash payment from such account, CIBC WM may impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account. (Any payment in the form of marketable securities would be made by means of special arrangements with the tendering member.)

          PROMISSORY NOTE

          The promissory note reflecting the contingent payment portion of the purchase price, if applicable, will be deposited directly to the undersigned's brokerage account at CIBC WM, if the undersigned has a CIBC WM account. The undersigned hereby represents and warrants that the undersigned understands that any contingent payment of cash due pursuant to the Note will also be deposited directly to the undersigned's brokerage account at CIBC WM, and, upon a withdrawal of such cash from such account, CIBC WM may impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.



         PART 4.     SIGNATURE(S).

--------------------------------------------- --------------------------------------------
FOR INDIVIDUAL INVESTORS                      FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------          ------------------------------------
Signature                                     Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
 ON SUBSCRIPTION AGREEMENT)


------------------------------------          ------------------------------------
Print Name of Investor                        Signature
                                              (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                               ON SUBSCRIPTION AGREEMENT)


------------------------------------          ------------------------------------
Joint Tenant Signature if necessary           Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
 ON SUBSCRIPTION AGREEMENT)


------------------------------------          ------------------------------------
Print Name of Joint Tenant                    Co-signatory if necessary
                                              (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                               ON SUBSCRIPTION AGREEMENT)


                                              ------------------------------------
                                              Print Name and Title of Co-signatory

--------------------------------------------- --------------------------------------------

Date:_______________________________


                                    EXHIBIT D

                     Form of Notice of Withdrawal of Tender

         (To be provided only to members who call and request the form.)

                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                              XANTHUS FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                               Dated June 2, 2000


         --------------------------------------------------------------
         |          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE       |
         |           AT, AND THIS NOTICE OF WITHDRAWAL MUST BE        |
         |       RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, NEW YORK    |
         |      TIME, ON FRIDAY, JUNE 30, 2000, UNLESS THE OFFER IS   |
         |                           EXTENDED.                        |
         --------------------------------------------------------------


          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                                    PFPC Inc.
                                  P.O. Box 220
                               Claymont, DE 19703

                               Attn: Karl Garrett


                           For additional information:
                              Phone: (888) 697-9661
                               Fax: (302) 791-3225
                                 (302) 791-2387


Ladies and Gentlemen:

     The undersigned wishes to withdraw the tender of its limited liability company interest in Xanthus Fund, L.L.C. (the "Fund"), or the tender of a portion of such interests, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

Such tender was in the amount of:

     [ ]  Entire limited liability company interest.

     [ ] Portion of limited liability company interest expressed as a specific dollar value.

                               $___________________________

     [ ] Portion of limited liability company interest in excess of the Required Minimum Balance.

     The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.


SIGNATURE(S).

----------------------------------------------- ---------------------------------------------
FOR INDIVIDUAL INVESTORS                        FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------            ------------------------------------
Signature                                       Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
 ON SUBSCRIPTION AGREEMENT)


------------------------------------            ------------------------------------
Print Name of Investor                          Signature
                                                (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                 ON SUBSCRIPTION AGREEMENT)


------------------------------------            ------------------------------------
Joint Tenant Signature if necessary             Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
 ON SUBSCRIPTION AGREEMENT)


------------------------------------            ------------------------------------
Print Name of Joint Tenant                      Co-signatory if necessary
                                                (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                 ON SUBSCRIPTION AGREEMENT)


                                                ------------------------------------
                                                Print Name and Title of Co-signatory
----------------------------------------------- ---------------------------------------------

Date:_______________________________


                                    EXHIBIT E

                         Forms of Letters from the Fund
          to members in connection with acceptance of offers of tender


THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE
FUND.

                                                                   July 10, 2000


Dear Member:

     Xanthus Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from the purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the term of the tender offer.

     Because you have tendered and the Fund has purchased your entire investment, you have been paid 95% of the estimated purchase price based on the unaudited net asset value of the Fund as of June 30, 2000, in accordance with the terms of the tender offer. A cash payment in this amount has been wired directly into your CIBC WM brokerage account.

     The balance of the purchase price will be paid to you after the completion of the Fund's 2000 year-end audit and is subject to year-end audit adjustment. This amount, together with interest, will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2001.

     Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661.

                                                           Sincerely,

                                                           Xanthus Fund, L.L.C.

Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

                                                                   July 10, 2000


Dear Member:

     Xanthus Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from the purchase of a portion of your interest.

     Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your CIBC WM brokerage account. You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

     Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661.

                                                            Sincerely,

                                                            Xanthus Fund, L.L.C.

Enclosure


                                      E-2